SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 23, 2010
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release
  GRANTING OF OPTIONS TO DIRECTORS AND COMPANY SECRETARIAL
  PERSONNEL OF ANGLOGOLD ASHANTI LIMITED IN TERMS OF THE
  ANGLOGOLD SHARE INCENTIVE SCHEME

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ JSE Share Code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

GRANTING OF OPTIONS TO DIRECTORS AND COMPANY SECRETARIAL PERSONNEL OF
ANGLOGOLD ASHANTI LIMITED IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME

In terms of JSE Listings Requirement 3.63 we hereby provide the following information regarding the granting of options by the Company in terms of the AngloGold Share Incentive Scheme to directors and company secretarial personnel.
Date of notification
:
23 February 2010
Date of grant
:
23 February 2010
On 29 April 2005 (as amended on 2 May 2008), shareholders approved the introduction of two new incentive plans, the key terms of which were disclosed. The bonus share plan provides for the vesting of awards in two tranches – 40% in year one from date of grant and 60% in year two.
If however during years one and two, no options were exercised, then an additional 20% of awards granted will be issued and be fully vested three years from date of grant, provided that the participant is still in the employ of the company at the dates of vesting. Awards granted in terms of the long-term incentive plan (LTIP) vests three years after date of grant, to the extent that the performance conditions, under which the awards were granted, are met. LTIP awards vest on 23 February 2013.
Any awards not exercised within 10 years from date of grant will lapse.
Strike price
:
NIL cost to participant in accordance with the rules of the above plans
Class of security
:
Awards to acquire ordinary shares
Type of interest
:
Direct beneficial
Clearance was obtained in terms of 3.66 of the JSE Listings Requirements.
Name Designation
Bonus
Share Plan
Long-Term
Incentive
Plan
Market Value at
date of award
Cutifani : M
Director and CEO 27,146
50,548
R21,824,244.60
Venkatakrishnan : S Director and CFO
15,074
25,543
R11,409,315.30
Eatwell : L
Company Secretary
1,002
2,109
R873,879.90
Total awards granted to directors and company secretarial
personnel
43,222
78,200     R34,107,439.80
The awards granted above form part of a total award grant of
805,211
655,808   R410,400,237.10
Number of participants
1,571
107
Market value per award at date of grant
R280.90
R280.90
Total number of ordinary shares currently held by the CEO,
CFO and Company Secretary is 10,000; 10,351 and 130,
respectively.
Johannesburg
23 February 2010
JSE Sponsor : UBS Limited

Contacts
Tel:
Mobile:
E-mail:
Alan Fine (Media) +27 (0) 11 637 6383 + 27 (0) 83 325 0757 afine@anglogoldAshanti.com
Joanne Jones (Media) +27 (0) 11 637 6813 +27 (0) 82 896 0306
jjones@AngloGoldAshanti.com
Sicelo Ntuli (Investors) +27 (0) 11 637-6339 +27 (0) 71 608 0991 sntuli@anglogoldashanti.com
Stewart Bailey (Investors) +1 212 836 4303 +1 646 338 4337 sbailey@anglogoldashanti.com

Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any pending litigation proceedings, contain certain forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2008, which was distributed to shareholders on
27 March 2009 and the company’s annual report on Form 20-F, filed with the Securities and Exchange Commission in the United States on
May 5, 2009 as amended on May 6, 2009. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under
the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: February 23, 2010
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary